2010 | First Midwest Bancorp, Inc.

Keefe, Bruyette & Woods, Inc.

Regional Bank Conference

Boston, MA

February 25, 2010

Forward Looking Statements

This presentation may contain, and during this presentation our management may make statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts but instead represent only our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Forward-looking statements include, among other things, statements regarding our financial performance, business prospects, future growth and operating strategies, objectives and results. Actual results, performance or developments could differ materially from those expressed or implied by these forward-looking statements. Important factors that could cause actual results to differ from those in the forward-looking statements include, among others, those discussed in our Annual Report on Form 10-K, the preliminary prospectus supplement and other reports filed with the Securities and Exchange Commission, copies of which will be made available upon request. With the exception of fiscal year end information previously included in the audited financial statements in our Annual Report on Form 10-K, the information contained herein is unaudited. Except as required by law, we undertake no duty to update the contents of this presentation after the date of this presentation.

First Midwest Presentation Index

- Who We Are
- Core Profitability
- Credit Quality
- Capital Position
- Why First Midwest

Who We Are

Overview of First Midwest

- Headquartered in suburban Chicago
- $7.7bn assets
  - $5.2bn loans
- $5.9bn deposits
  - 66% transactional
- $3.8bn trust assets
- Acquired First DuPage in FDIC-assisted transaction in October 2009



IOWA
Scott
Rock Island
Knox
McHenry
Lake
DuPage
Cook
Kendall
La Salle
Grundy
Will
Lake
ILLINOIS
INDIANA
Vermilion
Champaign

Loan Mix



Consumer 13%
Commercial & Industrial 32%
Commercial Real Estate 55%

$5.2bn

Deposit Mix



Jumbo Time² 12%
Demand 19%
Retail Time¹ 22%
Savings & NOW 28%
Money Market 19%

$5.9bn

- Highly efficient platform - $61mm of deposits per branch
- Leading market share in non-downtown Chicago MSA
  - #9 with 3.3% market share [3]

Note: Information as of 31-Dec-09.
[1] Defined as time deposits less than $100,000.
[2] Defined as time deposits greater than $100,000.
[3] Source: SNL Financial. Non-downtown ranking and market share based on total deposits in Chicago MSA less deposits in the city of Chicago. Data as of 31-Dec-09.

Core Profitability

Review of 4Q09 Results

- Net loss to common shareholders of $39.5mm or $(0.73) a share
- Solid core operations
  - Pre-tax, pre-provision earnings [1] of $32.7mm, up 8% vs. 3Q09
  - Net interest margin of 4.04%, up 38bps vs. 3Q09
  - Efficiency ratio [2] of 58.5%, down 65bps vs. 3Q09
- Higher credit costs; problem assets [1] flat to down
  - Net charge-offs of $82.5mm, $38.3mm related to residential construction
  - NALs + 90 days past due at $248mm, down 6% from 3Q09
  - OREO losses realized of $14mm, $7mm related to land
  - 30-89 days past due at $37.9mm, down 15% from 3Q09

[1] This is a non-GAAP financial measure. For reconciliation to GAAP measure, please refer to the appendix.
[2] Equal to non-interest expense divided by full taxable equivalent (FTE) net interest income and non-interest income. Excludes nonrecurring items.

Review of 4Q09 Results (Continued)

- Active balance sheet management
  - Acquired First DuPage in FDIC transaction; $13.1mm pre-tax gain
  - Retired $20mm of 5.95% subordinated debt for cash; $1.3mm pre-tax gain
  - TCE / TA ratio of 6.29%, up 106bps from 4Q08

1 Problem assets include non-accrual loans, loans 90 days or more past due, other real estate owned and troubled debt restructurings.

Solid Core Operating Performance

Net Interest Margin


4.20%
3.60%
3.00%
2.40%
2006
2007
2008
1Q09
2Q09
3Q09
4Q09
4.04%
3.66%
3.59%
2.94%

Efficiency Ratio [1]


80.0%
70.0%
60.0%
50.0%
2006
2007
2008
1Q09
2Q09
3Q09
4Q09
64.7%
61.7%
59.1%
58.5%

Pre-Tax, Pre-Provision Earnings / RWA [2]


3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
2006
2007
2008
1Q09
2Q09
3Q09
4Q09
1.94%
2.09%
1.66%
1.33%

FMBI Chicago Peers[3] Metro Peers[4]

Source: FMBI based on internal data; peer data from SNL Financial

[1] Equal to non-interest expense divided by fully taxable equivalent (FTE) net interest income and non-interest income. Excludes nonrecurring items.

[2] This is a non-GAAP financial measure. For reconciliation to GAAP measure, please refer to the appendix.

[3] Chicago Peers based on median of AMFI, MBFI, MBHI, OSBC, PVTB, TAYC and WTFC.

[4] Metro Peers based on median of AMFI, BOKF, CBSM, CFR, FCF, FULT, MBFI, ONB, SUSQ, VLY, WTFC and WTNY.

Credit Quality

Addressing Realities of Credit Cycle – Loan Portfolio Overview


Home Equity
9%
Real Estate – 1- 4
Family
3%
Other
Consumer
1%
Consumer
13%
Commercial
87%
Total Loans = $5.2bn
C&I
32%
Office,
Retail &
Industrial
23%
Residential
Construction
& Land 6%
Commercial
Construction &
Land 4%
Multi-family
6%
Other CRE
16%

Consumer Loans = $664mm

- Branch originated
- Home equity dominated
- No subprime or credit card
- Exited indirect auto in 2004
- Re-entered 1-4 Family in 2Q09

Commercial Loans = $4.5bn

- ~95% in footprint
- Diversified + granular
- Significant majority have personal guarantees
- Stress largely concentrated in residential construction portfolio

People we know, businesses we know, markets we understand

Note: Loan data as of 31-Dec-09. Excludes $223mm of covered assets acquired in First DuPage FDIC-assisted transaction in 4Q09.


6%

Residential Construction & Land

	Performing	Non-Performing
Size of Portfolio ($mm)	$201	$113
Avg. Loan Size ($000s)	$591	$1,411
Loans > $5mm	3	4
% of Loans In-Market	96%	100%
% with Current Appraisal	70%	97%

Performing Loans


Mixed & Other <1%
Raw Land 17%
Substantially Completed 31%
Developed Land 45%
Under Construction 6%

Non-Performing Loans


Substantially Completed 17%
Mixed & Other 14%
Raw Land 29%
Developed Land 38%
Under Construction 2%

4Q09 Loans = $314mm

Non-Accrual Loans + 90s ($mm)


$180
$120
$60
$0
$106
$128
$148
$139
$113
4Q08
1Q09
2Q09
3Q09
4Q09

Net Charge-Offs ($mm)


$40
$30
$20
$10
$0
$9
$11
$8
$5
$38
4Q08
1Q09
2Q09
3Q09
4Q09

	4Q08	1Q09	2Q09	3Q09	4Q09
NALs + 90s / Loans	20.7%	27.5%	32.3%	34.6%	36.0%
NCOs / Avg. Loans[1]	7.18%	8.91%	7.31%	4.78%	42.55%

Note: Portfolio data as of 31-Dec-09. Excludes $223mm of covered assets acquired in First DuPage FDIC-assisted transaction in the quarter ending 31-Dec-09.
[1] Annualized


4%

Commercial Construction & Land

	Performing	Non-Performing
Size of Portfolio ($mm)	$211	$21
Avg. Loan Size ($000s)	$1,526	$2,981
Loans > $5mm	12	1
% of Loans In-Market	89%	100%
% with Current Appraisal	57%	100%

Performing Loans


Mixed & Other <1%
Raw Land 11%
Substantially Completed 42%
Developed Land 37%
Under Construction 9%

Non-Performing Loans


Developed Land 6%
Raw Land 94%

4Q09 Loans = $232mm

Non-Accrual Loans + 90s ($mm)


$180
$120
$60
$0
$4.2
$11.9
$4.7
$2.9
$20.9
4Q08
1Q09
2Q09
3Q09
4Q09

Net Charge-Offs ($mm)


$45
$35
$25
$15
$5
($5)
$0.0
$0.0
$0.7
($0.2)
$2.7
4Q08
1Q09
2Q09
3Q09
4Q09

	4Q08	1Q09	2Q09	3Q09	4Q09
NALs + 90s / Loans	1.2%	3.5%	1.4%	1.0%	9.0%
NCOs / Avg. Loans[1]	0.00%	0.00%	0.89%	(0.29)%	4.04%

Note: Portfolio data as of 31-Dec-09. Excludes $223mm of covered assets acquired in First DuPage FDIC-assisted transaction in quarter ending 31-Dec-09.
[1] Annualized


23%

Office, Retail & Industrial

	Office	Retail	Industrial
Size of Portfolio ($mm)	$394	$332	$487
Avg. Loan Size (000s)	$826	$953	$860
Loans > $5mm	16	11	13
Owner Occupied	30%	20%	40%
% of Loans In-Market	93%	96%	96%


Office
33%
Industrial
40%
Retail
27%

4Q09 Loans: $1.2bn

Non-Accrual Loans + 90s ($mm)


$180
$120
$60
$0
$1
$4
$1
$18
$6
$1
$3
$11
$<1
$2
$12
$3
$6
$13
$2
4Q08
1Q09
2Q09
3Q09
4Q09

Net Charge-Offs ($mm)


$40
$30
$20
$10
$0
$0.6
$0
$0.1
$0.1
$0
$0.8
$0.1
$0
$0.1
$2.2
$1.3
$0
$2.8
$0.3
$0.2
4Q08
1Q09
2Q09
3Q09
4Q09

■ Office ■ Retail ■ Industrial

NALs + 90s / Loans						NCOs / Average Loans[1]				
Office	0.2%	5.3%	0.8%	0.6%	1.5%	0.00%	0.00%	0.00%	1.39%	0.33%
Retail	1.5	2.1	3.6	3.8	4.0	0.90	0.14	0.13	2.87	3.39
Industrial	0.3	0.2	0.1	0.6	0.5	0.10	0.73	0.11	0.00	0.15

Note: Portfolio data as of 31-Dec-09. Excludes $223mm of covered assets acquired in First DuPage FDIC-assisted transaction in quarter ending 31-Dec-09.

[1] Annualized

Historical Credit Performance

Non-Accrual Loans + 90s



$300
$200
$100
$0
$164.7
$59.2
$105.5
$257.5
$129.1
$128.4
$263.3
$115.0
$148.3
$262.8
$124.1
$138.7
$248.3
$135.4
$112.9
4Q08
1Q09
2Q09
3Q09
4Q09

NALs + 90s / Loans					
Residential Construction & Land	20.7%	27.5%	32.3%	34.6%	36.0%
Portfolio Excl. Resi. Const. & Land	1.2	2.6	2.4	2.5	2.8
Total	3.1	4.8	4.9	5.0	4.8

Net Charge-Offs



$100
$50
$0
$18.3
$9.1
$9.2
$26.3
$15.6
$10.7
$24.7
$16.3
$8.4
$31.3
$26.1
$5.2
$82.4
$44.1
$38.3
4Q08
1Q09
2Q09
3Q09
4Q09

NCOs / Avg. Loans - Annualized					
Residential Construction & Land	7.18%	8.91%	7.31%	4.78%	42.55%
Portfolio Excl. Resi. Const. & Land	0.75	1.29	1.33	2.10	3.54
Total	1.38	1.98	1.85	2.32	6.17

Residential Construction & Land   Portfolio Excl. Residential Construction & Land

Note: Excludes $223mm of covered assets acquired in First DuPage FDIC-assisted transaction in quarter ending 31-Dec-09.

Asset Quality Delinquency Trends

($ in millions)


$180
$150
$120
$90
$60
$30
$0
$153.2
$37.0
$116.2
$128.2
$73.9
$54.3
$64.2
$26.1
$38.1
$50.3
$6.0
$44.3
$42.0
$4.1
$37.9
4Q08
1Q09
2Q09
3Q09
4Q09
Accruing Loans 30 – 89 Days Past Due
Accruing Loans 90 Days or More Past Due

Remediation efforts have resulted in much greater control over delinquencies

Addressing Reality of Credit Cycle

- 2009 problems concentrated in residential construction
  - Reflects illiquidity of suburban market
  - Performance influenced by sales and property values
- Investment in remediation
  - Expanded resources; early stage triage to liquidation
  - Senior management oversight
- NPA inflows stabilized and starting to slow; shifting to liquidation
  - 30 – 89 day delinquencies down 15% from 3Q09
  - Expect shift from NPL to OREO
  - Adjusting carrying values to market and disposition strategy
- Mix of disposition strategies and types

Capital Position

Aggressive Capital Management…

Action	Description	Tier 1 Common Generated	
		$mm	bps
Dividend Reduction – 4Q08 – 1Q09 [1]	Cut quarterly dividend from $0.23 per share to $0.01 per share	$45	71bps
Balance Sheet Management – 4Q08 – 4Q09	Reduced risk-weighted assets by ~$340mm	—	40
Exchange Offers – 3Q09	Exchanged ~$69mm of debt securities for common stock	65	104
Subordinated Debt Tender – 4Q09	Repurchased $20mm of subordinated debt	1	1
Common Offering – 1Q10	$207mm common equity raise	197	314
Total		$308	530bps

Source: FMBI based on internal data.
Note: Basis point impact shown on 4Q09 RWA. Impact of equity offering net of 5% underwriting discount.
[1] Annual amount of Tier 1 Common generated based on FMBI's shares outstanding at the end of each quarter times $0.22 per share.

...Results in "Best-in-Class" Capital Ratios

First Midwest vs. Peers – HoldCo Ratios

Tier 1 Common



14%
12%
10%
8%
6%
4%
10.89%
4.99%
8.34%
FMBI
Chicago Peers[1]
Metro Peers [2]

Tier 1 Leverage



14%
12%
10%
8%
6%
4%
12.81%
7.72%
9.07%
FMBI
Chicago Peers [1]
Metro Peers [2]

	Tier 1 Common: Chicago Peers	Tier 1 Common: Metro Peers	Tier 1 Leverage: Chicago Peers	Tier 1 Leverage: Metro Peers
FMBI Rank	1/8	3/13	1/8	1/13

Tier 1 RBC



20%
15%
10%
5%
0%
15.32%
9.86%
10.91%
FMBI
Chicago Peers[1]
Metro Peers [2]

Total Capital



20%
15%
10%
5%
0%
17.38%
12.75%
13.60%
FMBI
Chicago Peers [1]
Metro Peers[2]

	Tier 1 RBC: Chicago Peers	Tier 1 RBC: Metro Peers	Total Capital: Chicago Peers	Total Capital: Metro Peers
FMBI Rank	1/8	1/13	1/8	1/13

Source: SNL Financial. FMBI as of 31-Dec-09 and pro forma for $207mm equity raise; all other companies as reported as of 30-Sep-09. FMBI Tier 1 Common excludes equity credit allocated to TARP warrants.

[1] Chicago Peers based on median of AMFI, MBFI, MBHI, OSBC, PVTB, TAYC, and WTFC.

[2] Metro Peers based on median of AMFI, BOKF, CBSM, CFR, FCF, FULT, MBFI, ONB, SUSQ, VLY, WTFC, and WTNY.

Asset Quality in Relation to Capital & Reserves

"Traditional Texas Ratio"
NPAs + 90s / Tier 1 + Reserves


80%
70%
60%
50%
40%
30%
20%
10%
0%
30.4%
45.1%
23.4%
FMBI
Chicago Peers2
Metro Peers3

"Adjusted Texas Ratio"
NPAs + 90s /
Excess Capital[1] + Reserves


80%
70%
60%
50%
40%
30%
20%
10%
0%
41.5%
67.5%
36.6%
FMBI
Chicago Peers2
Metro Peers3

FMBI Rank	3/8	10/13	1/8	7/13

Source: SNL Financial

Note: FMBI as of 31-Dec-09 and pro forma for $207mm equity raise; all other data as reported as of 30-Sep-09.

1 Equals capital in excess of regulatory "well-capitalized" minimums (4.0% Tier 1 Common Ratio, 5.0% Tier 1 Leverage Ratio, 6.0% Tier 1 RBC, and 10.0% Total Capital Ratio) grossed-up to pre-tax basis. Assumes a 35% corporate tax rate for all companies. Excludes companies without excess capital.

2 Chicago Peers include AMFI, MBFI, MBHI, OSBC, PVTB, TAYC, and WTFC.

3 Metro Peers include AMFI, BOKF, CBSH, CFR, FCF, FULT, MBFI, ONB, SUSQ, VLY, WTF, and WTNY.

Why First Midwest

Strategies and Priorities for 2010

- Continued solid core earnings
  - Endeavor to enhance pre-tax, pre-provision earnings
  - Strive to continue expansion of net interest margin
- Managed through credit cycle
  - Credit costs remain high as remediation focus continues and liquidation strategies unfold
  - NPA trends slow, with declines dependent upon liquidation success and incremental stress in CRE
- Position First Midwest for long-term success
  - Expand customer relationships
  - Deepen share in existing markets, develop adjacent markets
  - Pursuit of strategic opportunities

Why First Midwest

- Solid core operating performance
- Stable core deposit funding profile
- Addressing realities of credit cycle
- Prudently building capital / proactive capital management
- Experienced management team to take advantage of potential opportunities

Questions?

Appendix

Reconciliation of Non-GAAP Measures

($ in 000s)

	For the 12-Months Ended December 31,			For the 3-Months Ended			
	2006	2007	2008	31-Mar-09	30-Jun-09	30-Sep-09	31-Dec-09
Income (Loss) Before Taxes	$ 152,298	$ 94,012	$ 36,045	$(3,814)	$(3,710)	$(2,569)	$(65,833)
Provision for Loan Losses	10,229	7,233	70,254	48,410	36,262	38,000	93,000
Pre-Tax, Pre-Provision Earnings (Loss)	$ 162,527	$ 101,245	$ 106,299	$ 44,596	$ 32,552	$ 35,431	$ 27,167
Non-Operating Items							
Securities Gains (Losses), net	$ 4,269	$(50,801)	$(35,611)	$ 8,222	$ 6,635	$(6,975)	$(5,772)
Gain on FDIC-Assisted Transaction	-	-	-	-	-	-	13,071
Gains on Early Extinguishment of Debt	-	-	-	-	-	13,991	1,267
Write-Downs of Bank-Owned Life Insurance	(412)	(699)	(10,360)	-	-	-	-
Losses Realized on Other Real Estate Owned	304	514	(1,566)	(315)	(2,387)	(1,801)	(14,051)
FDIC Special Assessment	-	-	-	-	(3,500)	-	-
Total Non Operating Items	$ 4,161	$(50,986)	$(47,537)	$ 7,907	$ 748	$ 5,215	$(5,485)
Pre-Tax, Pre-Provision Core Operating Earnings	$ 158,366	$ 152,231	$ 153,836	$ 36,689	$ 31,804	$ 30,216	$ 32,652
Risk-Weighted Assets	$ 6,259,983	$ 6,340,614	$ 6,609,359	$ 6,600,684	$ 6,335,010	$ 6,234,283	$ 6,262,883
Pre-Tax, Pre-Provision Earnings / RWA	2.53 %	2.40 %	2.33 %	2.22 %	2.01 %	1.94 %	2.09 %

Note: The Company's accounting and reporting policies conform to U.S. generally accepted accounting principles (GAAP) and general practice within the banking industry. As a supplement to GAAP, the Company has provided this non-GAAP performance result. The Company believes that this non-GAAP financial measure is useful because it allows investors to assess the Company's core operating performance. Although this non-GAAP financial measure is intended to enhance investors' understanding of the Company's business and performance, this non-GAAP financial measure should not be considered an alternative to GAAP.

Stable Core Deposit Funding Profile

Deposit Composition ($bn)



$5.7
$5.5
$5.7
$5.8
$5.9
14%
24%
14%
30%
18%
13%
25%
14%
30%
19%
13%
22%
16%
31%
18%
12%
21%
17%
32%
18%
12%
22%
19%
28%
19%
4Q08
1Q09
2Q09
3Q09
4Q09
Demand
Savings & NOW
Money Market
Retail Time Deposits [1]
Jumbo Time Deposits [2]

% Transactional[3]	62%	62%	65%	67%	66%
Cost of Deposits	1.62%	1.37%	1.20%	1.06%	0.87%
Loans / Deposits	96.0%	97.8%	92.6%	92.3%	88.4%

- Highly transaction oriented deposit base
- Stable deposit base
- De minimis amount of brokered CDs ($11mm)
- Significant excess liquidity

[1] Defined as time deposits less than $100,000.
[2] Defined as time deposits greater than $100,000.
[3] Defined as sum of Demand, Savings & NOW, and Money Market.

Securities Portfolio

- Delevered portfolio
  - Down $931mm since 4Q08
  - AFS municipal down $257mm since 4Q08
- Highly Liquid
  - 39% agency pass through and CMOs
- AFS municipal securities represent 47% of total portfolio
  - ~99% has third-party bond insurance or other credit enhancements
- TruPS CDOs carried at 14% of par value
  - $31mm of impairments since 2008


Other Mortgage-Backed Securities 3%
Collateralized Debt Obligations 4%
U.S. Agency Securities <1%
Agency Pass Through 17%
AFS Municipal Securities 47%
Collateralized Mortgage Obligations 22%
Held-to-Maturity Municipal Securities 6%

4Q09 Total Securities = $1.4bn

Note: Data as of 31-Dec-09. Based on book value.

Multi-family

Size of Portfolio ($mm)	$334
Average Loan Size (000s)	$856
Loans > $5mm	15



6%



Chicago Loop
1%
Other 99%

4Q09 Loans = $334mm

Non-Accrual Loans + 90s ($mm)



$180
$120
$60
$0
$3.3
$10.3
$11.3
$16.1
$12.5
4Q08
1Q09
2Q09
3Q09
4Q09

Net Charge-Offs ($mm)



$40
$30
$20
$10
$0
$0.2
$0.0
$1.1
$0.0
$2.3
4Q08
1Q09
2Q09
3Q09
4Q09

NALs + 90s / Loans	1.1%	3.3%	3.7%	4.7%	3.8%	**NCOs / Avg. Loans[1]**	0.25%	0.06%	1.41%	0.04%	2.73%

Note: Portfolio data as of 31-Dec-09. Excludes $223mm of covered assets acquired in First DuPage FDIC-assisted transaction in quarter ending 31-Dec-09.
[1] Annualized


15%

Other Commercial Real Estate

Size of Portfolio ($mm)	$799
Average Loan Size (000s)	$797
Loans > $5mm	21


Service Stations and Truck Stops 18%
Investor-Owned Rental Property 15%
Warehouses and Storage 14%
Hotels 10%
Restaurants 7%
Automobile Dealers 5%
Other 31%

4Q09 Loans = $799mm

Non-Accrual Loans + 90s ($mm)


$180
$120
$60
$0
$9.3
$13.0
$19.2
$23.2
$32.7
4Q08
1Q09
2Q09
3Q09
4Q09

Net Charge-Offs ($mm)


$40
$30
$20
$10
$0
$0.4
$0.1
$2.5
$6.6
$9.1
4Q08
1Q09
2Q09
3Q09
4Q09

NALs + 90s / Loans	1.3%	1.8%	2.5%	3.1%	4.1%	**NCOs / Avg. Loans[1]**	0.22%	0.04%	1.33%	3.48%	4.67%

Note: Portfolio data as of 31-Dec-09. Excludes $223mm of covered assets acquired in First DuPage FDIC-assisted transaction in quarter ending 31-Dec-09.
[1] Annualized


32%

Commercial & Industrial

Size of Portfolio ($mm)	$1,648
Average Loan Size (000s)	$196
Shared National Credits ($mm)	$16, < 1%
Loans > $5mm	29


Wholesalers
13%
Agricultural
13%
Manufacturers
11%
Contractors
10%
Other
C&I 53%

4Q09 Loans: $1.6bn

Non-Accrual Loans + 90s ($mm)


$180
$120
$60
$0
$24
$51
$51
$51
$33
4Q08
1Q09
2Q09
3Q09
4Q09

Net Charge-Offs ($mm)


$40
$30
$20
$10
$0
$6
$12
$7
$12
$24
4Q08
1Q09
2Q09
3Q09
4Q09

NALs + 90s / Loans	1.4%	3.0%	3.1%	3.0%	2.0%
NCOs / Avg. Loans[1]	1.30%	3.02%	1.79%	3.14%	5.59%

Note: Portfolio data as of 31-Dec-09. Excludes $223mm of covered assets acquired in First DuPage FDIC-assisted transaction in quarter ending 31-Dec-09.
[1] Annualized


13%

Consumer

- Predominately home equity dominated
- 100% branch originated
- Re-entered 1-4 family in 2Q09
- No subprime or credit card exposure
- Exited indirect installment auto business in 2004

	Home Equity	1-4 Family
Size of Portfolio ($mm)	$471	$140
Avg. FICO Score	745	713
Avg. Current LTV	58.0%	53.6%


Other Consumer 8%
Real Estate / 1-4 Family 21%
Home Equity 71%

4Q09 Loans = $664mm

Non-Accrual Loans + 90s ($mm)


$180
$120
$60
$0
$12.5
$17.1
$14.7
$14.3
$14.7
4Q08
1Q09
2Q09
3Q09
4Q09

Net Charge-Offs ($mm)


$40
$30
$20
$10
$0
$2.2
$2.4
$4.6
$3.4
$3.2
4Q08
1Q09
2Q09
3Q09
4Q09

NALs + 90s / Loans	1.7%	2.4%	2.1%	2.1%	2.2%	NCOs / Avg. Loans[1]	1.19%	1.34%	2.58%	1.98%	1.90%

Note: Portfolio data as of 31-Dec-09. Excludes $223mm of covered assets acquired in First DuPage FDIC-assisted transaction in quarter ending 31-Dec-09.
[1] Annualized